SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Resolution to Issue Overseas Depositary Receipts

1. Type of Issuance		Public offering in US market
2. Total Issue Amount	Foreign Currency (Unit) Won Currency (Won) Exchange Rate	51,471,000 USD 59,268,856,500 1,151.50 Won/USD
3. Use of Proceeds	Facility Funds (Won)	59,268,856,500
4. Type of New Shares - Number of New Shares		Common Stock in Registered Form 1,715,700
5. Method of Allocation of New Shares		To allocate to the Joint Global Coordinators upon their exercise of over-allotment option
6. Issue Price of New Shares (Unit)		USD 30/1 Share
7. Conversion Ratio (Share/1DR)		0.5 Share/1ADS
8. Payment Date		September 7, 2004
9. Stock Market for Listing		New York Stock Exchange
10. Depositary		Citibank, N.A.
11. Decision Date (Date of Resolution of Board of Directors) - Attendance of Outside Director - Attendance of Auditor		September 3, 2004 Attendant 2 Absentees - (persons) (persons) Attendance

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12. Others

-        This disclosure is for the following: Pursuant to the over-allotment option (up to 3,744,000 shares of underlying common stock) granted to the Joint Global Coordinators (“JGCs”) under the Underwriting Agreement, dated July 15, 2004, by and among the JGCs and the Company, the JGCs (LG Investment & Securities Co., Ltd., Morgan Stanley & Co. Incorporated and UBS AG) elected to exercise the over-allotment option equivalent to 1,715,700 underlying shares on August 20, 2004. As a result of this exercise, 1,715,700 shares of New Common Shares (underlying shares) and 3,431,400 ADSs (American Depositary Shares) representing such Common Shares will be issued to the JGCs on September 8, 2004 (Seoul time). (Further information on grant of over-allotment option is described in the Amendment to the Securities Registration Statement filed with the Financial Supervisory Commission on July 16, 2004.)

-        The Exchange Rate is the basic exchange rate first quoted by the foreign exchange bank on September 3, 2004.

-        Total issue amount denominated in Won Currency will be fixed according to the basic exchange rate first quoted by the foreign exchange bank on the issuance date of September 8, 2004.

-        Further information is also available in the Company’s related disclosure statement dated August 20, 2004.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: September 3, 2004	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director and Chief Financial Officer

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